SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

China Hydroelectric Corporation

(Name of Issuer)

Ordinary Shares, $0.001 par value per share** American Depositary Shares

(Title of Class of Securities)

16949D101***

(CUSIP Number)

NewQuest Asia Fund I (G.P.) Ltd. c/o Walkers Corporate Services Limited Walker House 87 Mary Street, George Town Grand Cayman, Cayman Islands KY1-9005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing three ordinary shares, $0.001 par value per share, of China Hydroelectric Corporation.

***	CUSIP number of the American Depositary Shares.

CUSIP No. 16949D101	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS NewQuest Capital Management (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,858,903
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,858,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%[1]
14	TYPE OF REPORTING PERSON CO

[1]	Based on 161,989,097 Ordinary Shares (as defined below) issued and outstanding as represented by China Hydroelectric Corporation in its Annual Report on Form 20-F filed on April 27, 2012, as amended.

CUSIP No. 16949D101	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS NewQuest Asia Fund I (G.P.) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,858,903
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,858,903
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,858,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%[2]
14	TYPE OF REPORTING PERSON CO

[2]	Based on 161,989,097 Ordinary Shares issued and outstanding as represented by China Hydroelectric Corporation in its Annual Report on Form 20-F filed on April 27, 2012, as amended.

CUSIP No. 16949D101	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS NewQuest Asia Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,858,903
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,858,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,858,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%[3]
14	TYPE OF REPORTING PERSON HC, PN

[3]	Based on 161,989,097 Ordinary Shares issued and outstanding as represented by China Hydroelectric Corporation in its Annual Report on Form 20-F filed on April 27, 2012, as amended.

CUSIP No. 16949D101	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS CPI Ballpark Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,858,903
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,858,903
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,858,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%[4]
14	TYPE OF REPORTING PERSON OO

[4]	Based on 161,989,097 Ordinary Shares issued and outstanding as represented by China Hydroelectric Corporation in its Annual Report on Form 20-F filed on April 27, 2012, as amended.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), and American Depositary Shares, each representing three Ordinary Shares (“ADSs”), of China Hydroelectric Corporation (the “Company”). The address of the principal executive office of the Company is Building A #2105, Ping’An International Finance Center, No. 3 Xinyuan South Road, Chaoyang District, Beijing, People’s Republic of China 100027.

Prior to becoming a joint filer in this Statement, CPI Ballpark Investments Ltd (“CPI”) previously filed a statement on Schedule 13D with respect to the Company with Bank of America Corporation and Blue Ridge Investments, L.L.C., which was originally filed on February 4, 2010 and was subsequently amended on July 27, 2010 and February 14, 2011. On April 19, 2011, NewQuest Asia Fund I (G.P.) Ltd., NewQuest Asia Fund I, L.P. and CPI filed a statement on Schedule 13D relating to the prior statements on Schedule 13D filed by CPI, Bank of America Corporation and Blue Ridge Investments, L.L.C., which was subsequently amended on April 25, 2011 (to disclose the beneficial ownership of NewQuest Capital Management (Cayman) Limited and include it as an additional joint filer), August 21, 2012 (to report, among other things, the creation of a voting consortium and to include the reporting persons participating in the consortium as additional joint filers), August 30, 2012, September 5, 2012, September 10, 2012, September 12, 2012, September 17, 2012, September 20, 2012, September 28, 2012 and October 2, 2012 (to report, among other things, the termination of the voting consortium).

The information set forth in the Schedules and Exhibits to this Statement is hereby expressly incorporated herein by reference, and the responses to each item of this Statement are qualified in their entirety by the provisions of such Schedules and Exhibits.

Item 2.	Identity and Background.

CPI, a limited liability company organized under the laws of the Republic of Mauritius, is a wholly owned subsidiary of NewQuest Asia Fund I, L.P., a Cayman Islands exempted limited partnership (“NewQuest”). NewQuest Asia Fund I (G.P.) Ltd., a Cayman Islands exempted company (“NewQuest GP”), is the sole general partner of NewQuest. NewQuest Capital Management (Cayman) Limited, a Cayman Islands exempted company (“NewQuest Management”), provides management and advisory services to NewQuest GP.

CPI is engaged in the business of investments in equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. The principal address of CPI is: 10th Floor, Raffles Tower, 19 Cybercity, Ebene, Republic of Mauritius.

NewQuest is engaged in the business of investments in equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. The sole general partner of NewQuest is NewQuest GP. The principal address of NewQuest is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

NewQuest GP is engaged in the business of investing and managing equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. NewQuest GP was formed to serve as the sole general partner of NewQuest. The principal address of NewQuest GP is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

NewQuest Management, among other things, provides management and advisory services to NewQuest GP. The principal address of NewQuest Management is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

CPI, NewQuest, NewQuest GP and NewQuest Management are referred to herein as the “Reporting Persons”.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of each of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein.

During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Company’s initial public offering, CPI purchased 50,000 series A and 25,000 series B convertible preferred shares of the Company in January 2008 and July 2008, respectively, with cash. The funds for the purchase of the convertible preferred shares of the Company by CPI (the “CPI Pre-IPO Shares”) were provided primarily from the working capital of CPI. Immediately prior to the closing of the Company’s initial public offering on January 28, 2010, the CPI Pre-IPO Shares, and accrued dividends thereon, were converted into an aggregate of 30,858,964 Ordinary Shares.

On February 4, 2011, NewQuest entered into two agreements, pursuant to which, (a) on April 14, 2011, NewQuest acquired, among other things, CPI, including its portfolio investment holdings of 30,858,964 Ordinary Shares of the Company, and (b) on April 15, 2011, following NewQuest’s acquisition of CPI, CPI acquired an additional 7,885,431 Ordinary Shares of the Company in exchange for $13,095,362 in cash. The source of the funds for these acquisitions was NewQuest’s working capital. As a result, CPI became a wholly owned subsidiary of NewQuest.

On December 3, 2012, CPI entered into an Agreement of Purchase and Sale (the “Purchase Agreement”) with Swiss Re Financial Products Corporation, a Delaware corporation (“Swiss Re”), pursuant to which CPI has acquired 10,114,508 Ordinary Shares (represented by 3,371,502 ADSs and two Ordinary Shares) in exchange for $6,743,005.34 in cash, or approximately $0.67 per Ordinary Share. The description of the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached hereto as Exhibit 99.2, and which is incorporated herein by reference. The source of the funds for this acquisition was NewQuest’s working capital. As a result of this acquisition, CPI directly owns an aggregate of 48,858,903 Ordinary Shares of the Company.

Item 4.	Purpose of Transaction.

The Reporting Persons believe that the Company is currently undervalued, and depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Ordinary Shares or ADSs at prices that would make the purchase of additional Ordinary Shares or ADSs desirable, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of Ordinary Shares or ADSs on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Amit Gupta became a member of the board of directors of the Company in September 2012. Mr. Gupta is a director of CPI, an alternate director of NewQuest GP and an alternate director of NewQuest Management. In addition, the Reporting Persons have several employees, including Mr. Gupta, currently working on a transition committee which was appointed by the board of directors of the Company to address matters relating to the transition of the new board, cost reductions, and the ongoing search for a permanent chief executive officer, among other transitional matters. The establishment of the transition committee is more fully discussed in the Report of Foreign Issuer on Form 6-K, filed by the Company with the Securities and Exchange Commission on October 16, 2012.

Except as disclosed herein, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(b)	a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(c)	any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d)	any material change in the present capitalization or dividend policy of the Company;

(e)	any other material change in the Company’s business or corporate structure;

(f)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(g)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(i)	any action similar to those enumerated above.

The Reporting Persons intend to review their investment in the Company’s Ordinary Shares and ADSs on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the ADSs, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional Ordinary Shares or ADSs, selling some or all of their Ordinary Shares or ADSs, or changing their intention with respect to any and all matters set forth in subparagraphs (a)-(i) of this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) CPI directly beneficially owns 48,858,903 Ordinary Shares (which include 10,114,506 Ordinary Shares represented by 3,371,502 ADSs and 38,744,397 Ordinary Shares), or approximately 30.2% of the Ordinary Shares. NewQuest, its sole general partner, NewQuest GP, and NewQuest Management, an investment manager of NewQuest GP, may be deemed to beneficially own, such 48,858,903 Ordinary Shares, which represents approximately 30.2% of the Ordinary Shares. The foregoing calculations of percentage ownership are based on 161,989,097 Ordinary Shares issued and outstanding as represented by the Company in its Annual Report on Form 20-F filed on April 27, 2012, as amended.

CPI, by virtue of the Shareholders Agreement (as defined below), NewQuest, by virtue of its being the parent of CPI, NewQuest GP, by virtue of its control of NewQuest, and NewQuest Management, by virtue of its management of NewQuest’s securities, may be considered members of a group, within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act of 1934, as amended (the “Exchange Act”). As a result, each Reporting Person may be deemed, in its capacity as a member of a group, to beneficially own the Ordinary Shares attributable to the other parties to the Shareholders Agreement. Each of the Reporting Persons expressly disclaims beneficial ownership of the Company’s securities except to the extent of their own pecuniary interest.

Except as set forth in this Item 5(a), neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Listed Persons, beneficially owns any Ordinary Shares or ADSs.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Each of the Reporting Persons, by virtue of the Amended and Restated Shareholders Agreement, dated as of October 27, 2009, entered into by and among the Company, CPI and the other parties thereto and filed by the Company as Exhibit 4.4 to its Form F-1 on December 8, 2009 (the “Shareholders Agreement”), may be deemed to have shared power to vote those Ordinary Shares attributable to the other parties to the Shareholders Agreement.

(c) The information set forth, or incorporated by reference, in Item 3 of this Statement is hereby incorporated by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference in this Item 6.

The Shareholders Agreement was entered into for the purpose of, among others, establishing the composition of the Company’s board of directors and granting to CPI and certain other parties certain registration rights. The description of the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Shareholders Agreement, a copy of which is attached hereto as Exhibit 99.3, and which is incorporated herein by reference.

The Company, the Bank of New York Mellon, and the owners and holders of the ADSs are parties to a deposit agreement, dated as of January 25, 2010 (the “Deposit Agreement”), which sets forth the rights of the owners and holders of the ADSs. The description of the Deposit Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Deposit Agreement, a copy of which is attached hereto as Exhibit 99.4, and which is incorporated herein by reference.

The Company, together with certain of its affiliates and executive officers, and Vicis Capital, LLC, entered into a settlement agreement, effective as of September 30, 2012 (the “Settlement Agreement”), with the Reporting Persons, Swiss Re, China Environment Fund III, L.P., Aqua Resources Asia Holdings Limited, Abrax, IWU International Ltd., and certain of their affiliates, relating to the proxy contest, the extraordinary general meeting of the Company that was held on September 28, 2012 and various related matters. The description of the Settlement Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is attached hereto as Exhibit 99.5, and which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following agreements are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (furnished herewith).

99.2	Agreement of Purchase and Sale, dated December 3, 2012, by and between CPI Ballpark Investments Ltd and Swiss Re Financial Products Corporation (furnished herewith).

99.3	Amended and Restated Shareholders Agreement, dated October 27, 2009, by and among China Hydroelectric Corporation, CPI Ballpark Investments Ltd and the other parties signatory thereto (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed by China Hydroelectric Corporation on December 8, 2009, File No. 333-163558).

99.4	Form of Deposit Agreement, by and among China Hydroelectric Corporation, the Bank of New York Mellon as depositary, and the owners and holders of the ADSs (incorporated by reference to Exhibit 4.2 to the Form F-1 filed by China Hydroelectric Corporation on December 8, 2009, File No. 333-163558).

99.5	Settlement Agreement, effective as of September 30, 2012 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K filed by China Hydroelectric Corporation on October 2, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2012	NEWQUEST CAPITAL MANAGEMENT (CAYMAN) LIMITED

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I (G.P.) LTD.

	By:	/s/ Darren Massara
	Name:	Darren Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I, L.P.
By: NewQuest Asia Fund I (G.P.) Ltd.

	By:	/s/ Darren Massara
	Name:	Darren Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

CPI BALLPARK INVESTMENTS LTD

	By:	/s/ Subhash C. Lallah
	Name:	Subhash C. Lallah
	Title:	Director

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Capital Management (Cayman) Limited. The business address of each of the executive officers and directors of NewQuest Capital Management (Cayman) Limited is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

Name	Position with NewQuest Capital Management (Cayman) Limited	Citizenship; Principal Occupation

Randhirsingh Juddoo	Director	Republic of Mauritius; Managing Director, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius

Rajan Rosick	Director	Republic of Mauritius; Head of New Business, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius

Ryutaro Aida	Director	Japan; Financial Advisor, 3-7-11-301 Azabu Juban Minato Ku Tokyo 1060045 Japan

Darren Massara	Director	United States of America; Managing Partner, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong

Min Lin	Director	China; Partner, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong

Ashraf Ali Deenmahomed	Alternate Director	Republic of Mauritius; Head of Fund Administration, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius

Bonnie Sum Wai Lo	Alternate Director	Hong Kong; Partner, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong

Amit Gupta	Alternate Director	Republic of India; Partner & Chief Operating Officer, NewQuest Capital Advisors (HK) Limited, 26/F, 8 Wyndham Street, Central, Hong Kong

Christianeety Chuckun	Alternate Director	Republic of Mauritius; Fund Accounts Manager, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louise, Republic of Mauritius

The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Asia Fund I (G.P.) Ltd. The business address of each of the executive officers and directors of NewQuest Asia Fund I (G.P.) Ltd. is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

Name	Position with NewQuest Asia Fund I (G.P.) Ltd.	Citizenship; Principal Occupation

Randhirsingh Juddoo	Director	See above.

Rajan Rosick	Director	See above.

Ryutaro Aida	Director	See above.

Darren Massara	Director	See above.

Min Lin	Director	See above.

Ashraf Ali Deenmahomed	Alternate Director	See above.

Bonnie Sum Wai Lo	Alternate Director	See above.

Amit Gupta	Alternate Director	See above.

The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Asia Fund I, L.P. The business address of each of the executive officers and directors of NewQuest Asia Fund I, L.P. is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

Name	Position with NewQuest Asia Fund I, L.P.	Citizenship; Principal Occupation

NewQuest Asia Fund I (G.P.) Ltd.	General Partner	Not applicable.

The following sets forth the name and present principal occupation of each director and alternate director of CPI Ballpark Investments Ltd. The business address of each of the executive officers and directors of CPI Ballpark Investments Ltd is: 10th Floor, Raffles Tower, 19 Cybercity, Ebene, Republic of Mauritius.

Name	Position with CPI Ballpark Investments Ltd	Citizenship; Principal Occupation

Subhash C Lallah	Director	Republic of Mauritius; Senior Counsel, Lallah Chambers, 108-109, Chancery House, Lisley Geoffroy St, Port Louis, Republic of Mauritius

Georges A. Robert	Director	Republic of Mauritius; Senior Attorney, 8 Georges Guibert Street, Port Louis, Republic of Mauritius

Darren Massara	Director	See above.

Amit Gupta	Director	See above.

Ryutaro Aida	Director	See above.

Bonnie Sum Wai Lo	Alternate Director	See above.

Min Lin	Alternate Director	See above.

Mithilesh Lallah	Alternate Director	Republic of Mauritius; Barrister, Lallah Chambers, 108-109, Chancery House, Lislet Geoffroy St, Port Louis, Republic of Mauritius